Exhibit (k)(8)

Aberdeen Asset Managers Limited

Bow Bells House, 1 Bread Street

London United Kingdom

EC4M 9HH

As of December 1,  2017

[Avenue] Income Credit Strategies Fund

399 Park Avenue, 6th Floor

New York, New York 10022

Re:                             Letter Agreement

Ladies and Gentlemen:

Reference is made to that certain Investment Advisory Agreement (the “Advisory Agreement”) between Aberdeen Income Credit Strategies Fund (the “Fund”) and Aberdeen Asset Managers Limited (the “Adviser”). The Adviser, intending to be legally bound, hereby confirms its agreement as follows in respect of the Fund:

1.             Expense Limitation. For the period from and including the effective date of the Advisory Agreement and continuing for two years thereafter (the “Limitation  Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will pay, absorb or reimburse the ordinary “Other Expenses” (as such term is used in the requirements with respect to Fee Tables set forth in Form N-2) of the Fund, to the extent necessary to limit, for any fiscal year, the Fund’s “Other Expenses” to 0.45% per annum of the Fund’s average daily net assets attributable to the Fund’s common shares (the “Expense Limitation”). In any month, the Adviser shall reimburse the Fund for Other Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Other Expenses over such Expense Limitation. For purposes of this letter agreement (the “Letter Agreement”), the Fund’s average daily net assets attributable to the Fund’s common shares will be determined in a manner consistent with the Advisory Agreement or, if different, the requirements of Form N-2 with respect to the calculation of Other Expenses.

2.             Specified Expenses. The Expense Limitation applies only to the Fund’s Other Expenses other than (i) interest, taxes, brokerage commissions, and expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) portfolio transaction and investment related expenses (including, but not limited to, dividend expenses and interest expense relating to short sales of securities); and (iii) extraordinary expenses not incurred in the ordinary course of the Fund’s business.

3.             Term. This Letter Agreement will remain in effect throughout the Limitation Period, unless terminated by either party upon thirty (30) days written notice to the other party, provided that this Letter Agreement may not be so terminated by the Adviser prior to the end of the Limitation Period. This Letter Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Letter Agreement will terminate automatically at the end of the Limitation Period. This Letter Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.             Excess Expenses. In consideration of the Adviser’s agreement to limit the Fund’s Other Expenses as provided herein, the Fund agrees to carry forward the amount of Other Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the date on which such expense is incurred by the Adviser (“Excess Other

Expenses”) and to reimburse the Adviser in the amount of such Excess Other Expenses as promptly as possible, on a monthly basis, but only to the extent that such reimbursement does not cause the Fund’s Other Expenses for the fiscal year in which such month occurs to exceed either: (i) the current Expense Limitation, or (ii) the expense limitation percentage that was in place at the time the Other Expenses were paid, absorbed, or reimbursed by the Adviser. For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Other Expenses, the Fund’s Other Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of (i) the amount by which the Fund’s Other Expenses for such fiscal year exceed the Expense Limitation and (ii) the amount of reimbursements for Excess Other Expenses paid by the Fund to the Adviser in such fiscal year. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4. Any reimbursement to be paid by the Fund to the Adviser pursuant to this Section 4 following the termination of this Letter Agreement shall be subject to the approval of the Fund’s board of trustees.

5.             Entire Agreement; Amendment. This Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.             Construction and Forum. This Letter Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Letter Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.             Counterparts. This Letter Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.             Severability. If any one or more of the covenants, agreements, provisions or texts of this Letter Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Letter Agreement and shall in no way affect the validity or enforceability of the other provisions of this Letter Agreement.

ABERDEEN ASSET MANAGERS LIMITED

		By:	/s/Gordon Brough
		Name:	Gordon Brough
		Title:	Authorised Signatory

Accepted and Agreed:

ABERDEEN INCOME CREDIT STRATEGIES FUND

By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President